Exhibit 99.1

Investor Relations:

John Lawlor

613-738-3503

john.lawlor@cognos.com

Media Contact:

Carrie Bendzsa

Cognos, 613-738-1440

carrie.bendzsa@cognos.com

Cognos Announces Issuance of Advance Ruling Certificate by Canadian
Competition Bureau in Connection with Acquisition by IBM

OTTAWA, ON December 20, 2007 – Cognos® (NASDAQ: COGN) (TSX: CSN) today announced that the Commissioner of Competition under the Competition Act (Canada) has issued an advance ruling certificate in respect of the proposed all cash acquisition of Cognos by IBM at a price of US$58.00 per share by way of plan of arrangement.  The receipt of this advance ruling certificate constitutes compliance with the pre-merger notification requirements under the Competition Act (Canada).

As announced on December 4, 2007, the Federal Trade Commission (FTC) and the Antitrust Division of the United States Department of Justice previously granted early termination of the mandatory waiting period under the Hart-Scott-Rodino Act (HSR) in connection with the proposed acquisition.  The transaction remains subject to the receipt of Cognos shareholder approval, court approval of the plan of arrangement, and certain other regulatory approvals and clearances, including approval by the Minister of Industry under the Investment Canada Act, as well as other customary closing conditions.  It is expected that the closing of the arrangement will occur during the first calendar quarter of 2008.

A special meeting of Cognos shareholders to approve the transaction is scheduled to be held on January 14, 2007 in Ottawa.  Meeting materials, including a Notice of Special Meeting and Management Proxy Circular, have been mailed to all shareholders and are available at www.sedar.com and at www.sec.gov.

About Cognos

For more information, visit the Cognos Web site at: http://www.cognos.com/

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’ future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory clearances required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’ operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos disclaim any obligation to publicly update or revise any such statements in this communication to reflect any change in its expectations or in events, conditions, or circumstances on which any such information may be based.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos has furnished relevant materials to the SEC, including Cognos’ proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FURNISHED TO  THE SEC, INCLUDING COGNOS’ PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov.  Cognos shareholders may obtain copies of this information free of charge by contacting Cognos’ proxy solicitation agent, Georgeson, toll-free at 1-888-605-8414.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’ 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition.